

Mail Stop 7010

December 17, 2008

Via U.S. Mail and Facsimile

Mr. Ralph Claussner
President and Chief Executive Officer
Northern Explorations Ltd.
470 Granville Street, Suite 1120
Vancouver, British Columbia, Canada V6C 1V5

> **Re:** **Northern Explorations Ltd.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 3, 2008**
> **File No. 333-125068**
>
> **Form 10-KSB for the fiscal year ended March 31, 2008**
> **Filed June 24, 2008**
> **File No. 333-125068**

Dear Mr. Claussner:

We have reviewed your amended filing and your response letter dated December 10, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended March 31, 2008

Financial Disclosure Controls and Procedures, page 32

1. We note your response to our prior comment and your disclosure regarding deficiencies in your internal controls and procedures. Please disclose when the material weakness first began.

2. We note that you lack an audit committee. Please amend your Form 10-KSB to include disclosure required pursuant to Item 9 of Form S-B. In particular, please provide disclosure required pursuant to Items 407(d)(4) and (d)(5) of Regulation S-B stating that you do not have an audit committee nor an audit committee financial expert.

3. We note that, in addition to your disclosure that your internal control over financial reporting is not effective as of the end of the reporting period covered by the amended report, you include disclosure that your disclosure controls and procedures are effective as of the end of the reporting period covered by the amended report. Revise to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective given the material weaknesses and other matters identified.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
Diane Dalmy (303) 988-6954